SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Piccadilly Cafeterias, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	72-0604977
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

3232 Sherwood Forest Blvd.	70816
Baton Rouge, Louisiana	(Zip Code)
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value per share Preferred Stock Purchase Rights	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. :

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. 9

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.   Description of Registrant's Securities to be Registered

The undersigned Registrant hereby amends Item 1 of its Registration Statement on Form 8-A to read in its entirety as follows:

Description of Common Stock

We are authorized to issue up to 100,000,000 shares of Common Stock, no par value per share. As of September 15, 2002, we had issued 10,880,807 shares of Common Stock. As of that date, we also had approximately 1,950,000 shares of Common Stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. The outstanding shares of our Common Stock are fully paid and nonassessable. The holders of our Common Stock have no preemptive, subscription, cumulative voting, conversion or redemption rights, and our Common Stock is not subject to mandatory redemption.

Dividends

Subject to any preferences accorded to the holders of our Preferred Stock, if and when issued by the board of directors, holders of our Common Stock are entitled to dividends at such times and amounts as the board of directors may determine.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share of Common Stock held of record on all matters as to which shareholders are entitled to vote. Holders of our Common Stock are not allowed to cumulate votes for the election of directors.

Rights upon Liquidation

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our Common Stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding Preferred Stock have received their liquidation preferences in full.

Certain Provisions of Our Articles of Incorporation and By-laws

Certain provisions of our articles and by-laws and certain Louisiana statutes may have the effect, either alone, in combination with each other and the Rights Agreement described below, or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of our Company that our board of directors deems undesirable.

Classified Board of Directors. Our articles of incorporation divides the members of our board of directors into three classes serving three-year staggered terms. The classification of directors has the effect of making it more difficult for our shareholders to change the composition of our board. At least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a majority of our shareholders believes that this change would be desirable.

Advance Notice of Shareholder Nominations and Shareholder Business. Our by-laws permit a shareholder to nominate a person for election as a director or bring other matters before a shareholders' meeting only if written notice of such shareholder's intent, including such information regarding the nominee as would be required to be included in our proxy statement, has been given to our secretary, generally no less than 120 days or more than 160 days prior to the date upon which we mailed proxy materials in connection with the previous year's annual meeting. Any shareholder nomination or proposal that fails to comply with these requirements may be disqualified.

Removal of Directors; Filling Vacancies on Board of Directors. Our articles and by-laws provide that any director may be removed, only for cause, by a vote of not less than two-thirds of the total voting power. Our articles and by-laws also provide that any vacancies on our board of directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of at least two-thirds of the entire board.

Amendment of Articles of Incorporation. Our articles require the affirmative vote of 80% of our voting stock to amend the provisions of our articles relating to the composition of the board, the classification of our board, filling vacancies on our board and the removal of directors. Other amendments must be approved by the affirmative vote of two-thirds of the voting power present at a shareholders' meeting.

Consideration of Tender Offers and Other Extraordinary Transactions. As permitted by Louisiana law, our by-laws expressly authorize our board of directors, when considering a tender offer, exchange offer, merger or consolidation, to consider, among other factors, the social and economic effects of the proposal on our Company and our employees, customers, creditors and the communities in which we do business.

Limitation of Liability and Indemnification. Our articles provide that our directors and officers shall not be liable to the Company for any breach of his or her fiduciary duties except, to the extent provided by applicable law, for a breach of his or her duty of loyalty to our Company or our shareholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, dividends or stock repurchases or redemptions that are unlawful under Louisiana law and any transaction from which he or she receives an improper personal benefit.

Louisiana Fair Price Protection Statute. We have the benefit of the Louisiana Fair Price Protection Statute, which requires that any "business combination" (defined to include a merger, consolidation, share exchange, certain asset distributions and certain issuances of securities) with a shareholder who is the beneficial owner of 10% or more of the voting power of our outstanding voting stock (an "interested shareholder"), or an affiliate of an interested shareholder, be recommended by our board of directors. Additionally, the business combination must be approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of our outstanding voting stock and (2) two-thirds of the votes entitled to be cast by holders of our voting stock other than voting stock held by the interested shareholder who is, or whose affiliate is, a party to the business combination or an affiliate or associate of the interested shareholder. These votes are not required if certain minimum price, form of consideration and procedural requirements are satisfied by the interested shareholder, or if the board approves the business combination before the interested shareholder becomes such.

Description of Preferred Stock Purchase Rights

On November 2, 1998 (the "Record Date"), our Board declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, no par value, of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, no par value (the "Series A Preferred Stock"), of the Company at a price of $51.00 per one one-hundredth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 2, 1998 (the "Rights Agreement") between the Company and EquiServe Trust Company, N.A., as Rights Agent (the "Rights Agent").

Subject to certain exceptions, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), have acquired beneficial ownership of 15% or more of the outstanding Common Stock, or (ii) 10 business days (or such later date as may be determined by action of the board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate, with a copy of a Summary of Rights attached thereto.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on November 2, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $0.01 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

At any time after any person or group becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to exercise the Right to purchase, in lieu of Series A Preferred Stock, Common Stock having a market value, at the time such person or group became an Acquiring Person, equal to two times the Purchase Price of the Right.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value at the time of such occurrence of two times the Purchase Price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the board of directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Series A Preferred Stock, per Right (subject to adjustment).

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the board of directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the board of directors of the Company without the consent of the holders of the Rights, including an amendment to lower the thresholds described above, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

We are authorized to issue up to 500,000 shares of the Series A Preferred Stock.

Description of Warrants

On December 21, 2000, we issued 81,000 Warrants to purchase shares of our Common Stock at an initial exercise price of $1.15 per share, payable in cash. The shares of Common Stock issuable upon exercise of the Warrants will be issued pursuant to a Warrant Agreement (the "Warrant Agreement") dated as of December 21, 2000, between the Company and The Bank of New York, as warrant agent (the "Warrant Agent"). The Warrants became exercisable on January 25, 2001 and will expire on November 1, 2007 (the "Warrant Expiration Date"). Each Warrant entitles the holder thereof to purchase 10.51 shares of Common Stock. The holders of the Warrants (the "Warrantholders") are entitled to exercise all or a portion of their Warrants at any time on or prior to the Warrant Expiration Date, at which time all unexercised Warrants will expire. Warrantholders have the option, in lieu of exercising their Warrants for cash, to receive Common Stock with an aggregate market value equal to the difference between the then-current market price per share of the Common Stock and the exercise price of the Warrants multiplied by the number of such shares. We reserved 851,310 shares of our Common Stock for issuance upon exercise of the Warrants. As of September 15, 2002, 499,255 shares of Common Stock had been issued to Warrantholders who had exercised their Warrants.

In the event of any merger, consolidation or other combination of the Company with another entity, provision must be made for Warrantholders to receive, upon the exercise of Warrants and in lieu of shares of Common Stock, such cash, securities or assets as would be issued or paid in respect of shares of Common Stock upon such merger, consolidation or other combination. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, upon the exercise of such Warrants, each Warrantholder shall be entitled to share, with respect to the shares of Common Stock issued upon exercise of his Warrants, equally and ratably in any cash or non-cash distributions payable to holders of Common Stock of the Company. Warrantholders will not be entitled to receive payment of any such distribution until payment of the exercise price is made, and the Warrant is surrendered, to the Warrant Agent in accordance with the terms of provisions of the Warrant Agreement.

The number of shares of Common Stock issuable upon exercise of a Warrant will be adjusted upon the occurrence of certain events including, without limitation, the payment of a dividend on, or the making of any distribution in respect of, capital stock of the Company, payment of which is made in (a) shares of the Company's capital stock (including Common Stock), (b) options, warrants or rights to purchase, or securities convertible into or exchangeable or exercisable for, shares of Common Stock or other securities or property of the Company at an exercise price below fair market value or (c) evidences of indebtedness or assets of the Company. An adjustment will also be made in the event of a combination, subdivision or reclassification of the Common Stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur, provided that no adjustment will be required until such time as the adjustment, would be more than one percent.

From time to time, the Company and the Warrant Agent, without the consent of the Warrantholders, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or adding to the covenants and agreements of the Company or surrendering any of the Company's rights or powers under the Agreement, provided that any such change does not materially adversely affect the rights of any Warrantholder. Any amendment or supplement to the Warrant Agreement that has a material adverse effect on the interests of the Warrantholders will require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each Warrantholder affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of Common Stock purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

The Warrant does not entitle the holder thereof to any of the rights of a holder of capital stock of the Company, including, without limitation, the right to vote at or receive notice of meetings of the shareholders of the Company.

Description of Preferred Stock

Our articles of incorporation authorize our board of directors to issue up to 50,000,000 shares of Preferred Stock, no par value, in one or more series. Our board of directors is authorized to designate, for each series of preferred stock, the preferences, qualifications, limitations, restrictions and optional or other special rights of such series, including, but not limited to:

  the number of shares in the series;

  the name of the series;

  the dividend rate or basis for determining such rate if any, on the shares of the series;

  whether the shares of the series will be redeemable and if so, the dates, prices and other terms and conditions of redemption (including sinking fund provisions);

  the rights, if any, of holders of the shares of the series to convert such shares into, or exchange such shares for, shares of any other class of stock;

  whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of those voting rights; and

  the rights of the shares of the series in the event of the liquidation, dissolution or winding up of the Company.

As discussed above, our board of directors created a series of Preferred Stock designated the "Series A Participating Cumulative Preferred Stock". No other series of Preferred Stock is presently outstanding nor has the board of directors fixed the terms of any series of Preferred Stock to be issued in the future.

Item 2.    Exhibits

All exhibits previously filed by the Registrant on Forms 8-A and 8-A/A are hereby incorporated by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PICCADILLY CAFETERIAS, INC.

By:	/s/ MARK L. MESTAYER
Mark L. Mestayer
Executive Vice President, Treasurer, and Chief Financial Officer

Dated:    October 7, 2002